UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

SIXTH STREET LENDING PARTNERS

(Name of Issuer)

Common shares of beneficial interest, par value $0.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

Ricardo Davidovich, Esq.

Haynes and Boone, LLP

30 Rockefeller Plaza

26th Floor

New York, NY 10112

(212) 835-4837

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1.	Names of Reporting Person The Public Institution for Social Security
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Kuwait

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,585,485
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,585,485
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,585,485
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.99% (1)
14.	Type of Reporting Person (See Instructions) EP

(1)	Based upon 18,884,437 Shares outstanding as of December 13, 2022, as disclosed by the Issuer to the Reporting Person in connection with the issuance of additional Shares.

Item 1.	Security and the Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to common shares of beneficial interest, par value $0.001 per share (the “Shares”), of Sixth Street Lending Partners, a Delaware statutory trust (the “Issuer”). The address of the principal executive offices of the Issuer is located at 2100 McKinney Avenue, Suite 1500, Dallas, TX 75201.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by The Public Institution for Social Security (the “Reporting Person”), a public pension plan that is indirectly owned and controlled by the government of the State of Kuwait.

The Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

(b) The address of the principal business office of the Reporting Person is AlMurqab, Al-Soor St, Ta’aminat Building, Kuwait City 13104 Kuwait.

(c) The principal business of the Reporting Person is acting as a public pension plan for the State of Kuwait.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The place of organization of the Reporting Person is listed in paragraph (b) of this Item 2.

Item 3. Source and Amount of Funds or other Consideration

As further described in Item 6 below, the Reporting Person previously entered into a subscription agreement with the Issuer (the “Subscription Agreement”), a form of which is attached hereto as Exhibit 99.1, pursuant to which the Reporting Person subscribed for and agreed to purchase Shares with a capital commitment equal to the lesser of (i) $400,000,000 and (ii) the amount of the largest commitment as of the Final Closing Date (as defined in the Issuer’s Form 10-12G/A filed with the Securities and Exchange Commission August 23, 2022) (the “Capital Commitment”). Pursuant to the Subscription Agreement, the Reporting Person is required to fund drawdowns to purchase Shares up to the amount of the Capital Commitment on an as-needed basis each time the Issuer delivers a drawdown notice to the Reporting Person. The Subscription Agreement was entered into between the Issuer and the Reporting Person, and the Capital Commitment was made, prior to the effective date of the Form 10 filing with respect to the Shares. The foregoing description of the Reporting Person’s commitment to the Issuer does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement, as agreed between Sixth Street Lending Partners and The Public Institution for Social Security, a form of which is attached hereto and incorporated herein by reference to Exhibit 99.1.

As of December 13, 2022, the Reporting Person has purchased, and currently owns, 3,585,485 Shares of the Issuer and the aggregate consideration paid for such Shares was approximately $88,712,802 in capital contributions to the Issuer, pursuant to capital drawdown notices from the Issuer with respect to its Capital Commitment in accordance with the Subscription Agreement. Specifically, (i) on August 31, 2022, the Reporting Person purchased 766,467 Shares from the Issuer for an aggregate purchase price of $19,161,677, (ii) on September 28, 2022, the Reporting Person purchased 1,321,844 Shares from the Issuer for an aggregate purchase price of approximately $32,590,179, (iii) on October 27, 2022, the Reporting Person purchased 1,193,313 Shares from the Issuer for an aggregate purchase price of approximately $29,367,453, and (iv) on December 13, 2022, the Reporting Person purchased 303,861 Shares from the Issuer for an aggregate purchase price of approximately $7,593,493.

The source of the funds for the purchase of Shares was the available investment capital of the Reporting Person.

Item 4. Purpose of Transaction

The information set forth under Items 3, 5 and 6 of this Schedule 13D is incorporated herein by reference.

All Shares of the Issuer currently owned by the Reporting Person were acquired for investment purposes. Pursuant to the Subscription Agreement, the Reporting Person is obligated to purchase additional Shares from the Issuer from time to time for an aggregate purchase price not to exceed its Capital Commitment.

The Reporting Person intends to review its investment in the Issuer on a continuing basis and depending on such review may consider from time to time various alternative courses of action. The Reporting Person reserves the right, in light of its ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price and availability of the Shares or other securities of the Issuer, conditions in the securities markets generally, general economic and industry conditions, regulatory requirements, other investment opportunities available to it, its business and investment objectives and other relevant factors, to change its plans and intentions at any time or to take such actions with respect to its investment in the Issuer as it deems appropriate. In particular, the Reporting Person (and its affiliates) reserves the right, in each case subject to any applicable law and any applicable restrictions, conditions or limitations set forth in the Subscription Agreement and other applicable agreements, to (i) purchase additional Shares, commit to purchase additional Shares or make a new or additional capital commitment to the Issuer with respect to the purchase of Shares or other securities of the Issuer, (ii) sell or transfer the securities of the Issuer beneficially owned by the Reporting Person from time to time in public (open-market) or private transactions or an underwritten offering (including the sale or transfer of all or a portion of the Shares owned by the Reporting Person to one or more affiliates of the Reporting Person), (iii) cause the Reporting Person to distribute in kind to their respective partners or members, as the case may be, securities of the Issuer owned by such persons or entities, (iv) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of the Reporting Person’s positions in the securities of the Issuer, and (v) consider participating in a business combination transaction that would result in the acquisition of all of the Issuer’s outstanding Shares.

Except to the extent that the foregoing may be deemed to be a plan or proposal, the Reporting Person does not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of its general investment policies, or other factors, the Reporting Person may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Shares, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that the Reporting Person will take any of the actions set forth above.

Item 5. Interest in Securities of the Issuer

The information set forth in Items 3 and 4 of this Schedule 13D is hereby incorporated herein by reference.

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

The Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

The Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b) Number of shares as to which the Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

As of the date hereof, the Reporting Person owns only the Shares of the Issuer as set forth in this Item 5.

(c) Other than as set forth below, there have been no transactions in the class of securities reported on that were effected by the Reporting Person during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

Entity	Date of Transaction	Description of Transaction	Shares Acquired		Price Per Share
The Public Institution for Social Security	10/27/2022	Capital Call Drawdown	1,193,313	(1)	$24.61
The Public Institution for Social Security	12/13/2022	Capital Call Drawdown	303,861	(2)	$24.99

(1)

On October 27, 2022, the Issuer issued 1,193,313 Shares to the Reporting Person in connection with a mandatory capital call submitted by the Issuer pursuant to the terms and conditions of the Subscription Agreement previously entered into between the Reporting Person and the Issuer.

(2)

On December 13, 2022, the Issuer issued 303,861 Shares to the Reporting Person in connection with a mandatory capital call submitted by the Issuer pursuant to the terms and conditions of the Subscription Agreement previously entered into between the Reporting Person and the Issuer.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 and Item 3 of this Schedule 13D is hereby incorporated herein by reference.

As described in Item 3 above, the Reporting Person has entered into the Subscription Agreement with the Issuer, pursuant to which the Reporting Person has subscribed for and agreed to purchase Shares of the Issuer with a Capital Commitment of the lesser of (i) $400,000,000 and (ii) the amount of the largest commitment as of the Final Closing Date (as defined in the Issuer’s Form 10-12G/A filed with the Securities and Exchange Commission August 23, 2022). Pursuant to the Subscription Agreement, the Reporting Person is required to purchase Shares of the Issuer up to the amount of the Capital Commitment within ten days of receipt of a capital drawdown notice from the Issuer. The Subscription Agreement contains customary representations, warranties and covenants of the Issuer and the Reporting Person, and customary indemnification provisions in favor of the Issuer.

Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or between the Reporting Person and any other person, with respect to the Shares of the Issuer.

Item 7.	Material to be Filed as Exhibits

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

24.1	Power of Attorney (filed herewith).

99.1	Form of Subscription Agreement between Sixth Street Lending Partners and The Public Institution for Social Security (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 10-12G filed with the Securities and Exchange Commission June 28, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2022	THE PUBLIC INSTITUTION FOR SOCIAL SECURITY

	By:	/s/ Ricardo Davidovich
Name: Ricardo Davidovich
Title: Authorized Signatory